                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                               Individual, Inc.
                           --------------------------
                                (Name of Issuer)

                                 Common Stock
                     --------------------------------------
                         (Title of Class of Securities)

                                  455912 10 5
                                  -----------
                                 (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 455912 10 5                              Page 2 of 7
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     Burr, Egan, Deleage & Co.
     04-2681308

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     Massachusetts

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     N/A

____________________________________________________________________________

6.   Shared Voting Power

     1,289,399  Please also refer to Attachment A

CUSIP No.  455912 10 5                             Page 3 of 7
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     N/A

____________________________________________________________________________

8.   Shared Dispositive Power

     1,289,399   Please also refer to Attachment A
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     1,289,399   Please also refer to Attachment A
____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     9.0%
____________________________________________________________________________

12.  Type of Reporting Person.

     IA
____________________________________________________________________________

CUSIP No.      455912 10 5                         Page 4 of 7
               -----------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

Individual, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

8 New England Exec. Park West
Burlington, MA 01803


Item 2(a).  Name of Person Filing:
----------------------------------

Burr, Egan, Deleage & Co.


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

One Post Office Square
Suite 3800
Boston, MA 02109


Item 2(c).  Citizenship:
------------------------

Massachusetts


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock


Item 2(e).  CUSIP Number:
-------------------------

455912 10 5

CUSIP No. 455912 10 5                                   Page 5 of 7
          -----------

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

         1,289,399

     (b) Percent of Class:

         9.0%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               N/A

         (ii)  shared power to vote or to direct the vote:

               1,289,399  Please also refer to Attachment A

        (iii)  sole power to dispose or to direct the
               disposition of:

               N/A

         (iv) shared power to dispose or to direct the disposition of:

               1,289,399  Please also refer to Attachment A

CUSIP No. 455912 10 5                              Page 6 of 7
          -----------


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-----------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 455912 10 5                              Page 7 of 7
          -----------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 10, 1997
                                         ----------------------------------
                                         Date


                                         Burr, Egan, Deleage & Co.
                                         ----------------------------------


                                         /s/ Eileen McCarthy
                                         -------------------------------
                                         Eileen McCarthy,
                                         Vice-President

ATTACHMENT A

                               INDIVIDUAL, INC.


BURR, EGAN, DELEAGE & CO. DIRECTLY OR INDIRECTLY PROVIDES INVESTMENT ADVISORY SERVICES TO VENTURE CAPITAL FUNDS, INCLUDING ALTA IV LIMITED PARTNERSHIP AND C.V. SOFINNOVA PARTNERS FIVE. AS OF DECEMBER 31, 1996, THE BENEFICIAL OWNERSHIP OF THESE TWO FUNDS IS AS FOLLOWS:


                                                   COMMON
                                                   SHARES
                                                   ------

             ALTA IV LIMITED PARTNERSHIP        1,090,444
             C.V. SOFINNOVA PARTNERS FIVE         198,955
                                                ---------

                                  TOTAL:        1,289,399
                                                =========


THE RESPECTIVE GENERAL PARTNERS OF ALTA IV LIMITED PARTNERSHIP AND C.V. SOFINNOVA PARTNERS FIVE EXERCISE SOLE VOTING AND INVESTMENT POWERS WITH RESPECT TO THE SHARES OWNED BY SUCH FUNDS.

THE PRINCIPALS OF BURR, EGAN, DELEAGE & CO. ARE GENERAL PARTNERS OF ALTA IV MANAGEMENT PARTNERS, L.P. (WHICH IS THE GENERAL PARTNER OF ALTA IV LIMITED PARTNERSHIP). AS GENERAL PARTNERS OF THE FUND, THEY MAY BE DEEMED TO SHARE VOTING AND INVESTMENT POWER FOR THE SHARES HELD BY THE FUND. BURR, EGAN, DELEAGE & CO. SERVES AS AN ADVISOR TO C.V SOFINNOVA PARTNERS FIVE. THE PRINCIPALS OF BURR, EGAN, DELEAGE & CO. DISCLAIM BENEFICIAL OWNERSHIP OF ALL SUCH SHARES HELD BY ALL OF THE AFOREMENTIONED FUNDS EXCEPT TO THE EXTENT OF THEIR PROPORTIONATE PECUNIARY INTEREST THEREIN.

MR. MARINO POLESTRA, A DIRECTOR OF THE COMPANY AND VICE-PRESIDENT OF BURR, EGAN, DELEAGE & CO. HOLDS A NON-EMPLOYEE/DIRECTOR'S STOCK OPTION FOR 13,333 SHARES OF COMMON STOCK. HE DISCLAIMS BENEFICIAL OWNERSHIP OF ALL SUCH SHARES HELD BY THE ABOVE-MENTIONED FUNDS.